Mail Stop 4561

January 9, 2008

Bradley Cowie
Interim Chief Financial Officer
Pacific Capital Bancorp
1021 Anacapa St.
Santa Barbara, California 93101

> **RE:** **Pacific Capital Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 000-11113**

Dear Mr. Cowie,

We have reviewed your letter filed on September 6, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, beginning on page 3

1. Please refer to comment 3 in our letter dated June 27, 2007.

    a. Please revise to disclose the fees paid to Jackson Hewitt for all periods presented. To the extent that the adjustment of fees has been material in the past or is expected to be material in the future, please include a footnote to the contractual obligations table quantifying the amount of possible adjustment.

b.   Please revise to disclose how the fees to Jackson Hewitt are affected by charged-off RALs.

2.   Please refer to comments 4 and 15 in our letter dated June 27, 2007. We have the following comments related to your securitization of RALs:

a.   In your response to comment 15, you state that the determination of collectibility for the repurchased RALs is made at the <u>close</u> of the securitization (late February). Consequently, all collections on these repurchased RALs are credited to the gain on sale as there <u>will have been no write-offs of securitized RALs prior to March 31</u>. Please explain to us why there will have been no write-offs of securitized RALs prior to March 31 since you determine collectibility for repurchased RALs in late February and presumably write-off uncollectible RALs.

b.   Please revise to disclose the amount of securitized RALs repurchased during each period presented.

c.   Please revise to disclose the amount at which you repurchase the securitized RAL's (par, fair value, etc).

d.   It appears that you record non charged-off repurchased RALs at "par" value instead of fair value. Please revise to clarify how your accounting complies with the guidance in SOP 03-3, AICPA TPA 2130.18 and 2130.19, which requires the use of fair value.

e.   If you believe you are required to account for all repurchased RALs using the guidance in SOP 03-3, please revise to restate your financial statements for the periods presented. SOP 03-3 would require you to record all repurchased RALs at fair value (presumably at something less than par), record all charge-off's of repurchased RALs through the allowance for credit loss and record subsequent increases in estimated cash flows through interest income.

If you believe the effect of the correction of the error is not material and a restatement is not required, please provide us with your SAB 99 materiality analysis which addresses the guidance in SAB 108.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

3.   Please refer to comment 5 in our letter dated June 27, 2007. In your future disclosure of the financial results of the RAL/RT Programs segment, please clearly identify the financial results of securitized RALs as compared to non-securitized RALs.

RAL /RT Programs, page 68

4.   Please refer to comments 14 and 15 in our letter dated June 27, 2007. Please revise to explain the circumstances in which you recover previously charged-off RALs and explain the reasons you recover such a relatively high percentage of RALs.

5.   Please refer to comment 16 in our letter dated June 27, 2007.

        a. You state that that you present cash flows related to RALs in the investing section. Considering the fact that you sell a significant portion of RALs prior to payoff, please tell us how you considered the guidance in paragraph 8 of SOP 01-6. Specifically tell us why you believe you have the intent and ability to hold RALs for the foreseeable future or until payoff in order to classify your RALs as held for investment and present the cash flows in the investing section.

        b. Please revise to explain how you determine which RALs to transfer to the held for sale classification and securitize.

        c. Considering that you do not have a specific line item that backs the gain on sale of RALs out of the operating section, please tell us where you report the gain on the sale of RALs.

Allowance for Credit Loss from RALs, page 70

6.   Please refer to comment 17 in our letter dated June 27, 2007. In your proposed revised disclosure, you state that RALs sold through the securitization are subject to more strict underwriting criteria and their historical loss rates are significantly lower. However, based on the information provided in your response to comment 10, charge-off rates for securitized RALs were higher than retained RALs in 2006 and 2004. Please revise your proposed disclosure accordingly.

Note 5. Securities, page 77

7.   Please refer to comment 21 in our letter dated June 27, 2007. Please revise to incorporate the information included in your response in the notes to the financial statements.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

                                        Sincerely,

                                        Paul Cline
                                        Senior Accountant